EXHIBIT 99.1

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 22, 2013

Seabridge Gold Begins Drilling for High Grade at KSM

Seabridge Gold reported today that exploration drilling has begun at its KSM project in Northwestern British Columbia, Canada.  Four highly prospective targets are likely to be tested this summer for their potential to host large deposits with grades at multiples of the project’s currently reported reserves.

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits with direct genetic links to epithermal vein deposits including the neighboring Brucejack/Valley of the Kings occurrences owned by Pretium Resources. Three of this year’s targets are “core zone” deposits. In mining districts similar to KSM in size, with multiple magma sources and comparable genetic/deformational histories such as Oyu Tolgoi, Pebble, Resolution, and Grasberg, major new discoveries have been made late in the exploration history, often below shallow porphyry deposits and/or beneath faults. The fourth target for this year is a potentially fully preserved down thrown block of epithermal-style gold and silver occurrence similar to Brucejack/Valley of the Kings. (see http://seabridgegold.net/pdf/NMay22'13-map.pdf).

Chairman and CEO Rudi Fronk noted that “our team has never been more excited to begin an exploration program. The insights for these targets have emerged over several years but they have been deferred while we drilled off the known deposits in order to establish reserves and proceed with permitting. We are finally getting back to the kind of exploration which has the potential to add significant shareholder value, even under the current poor market conditions.”

The four targets in the 2013 program are:

DEEP KERR
Drilling below the Kerr deposit in 2012 confirmed the existence of higher grade core-zone-style mineralization (the Deep Kerr discovery) and demonstrated strong potential for finding substantial tonnages of material exceeding the current Kerr reserve grades (see news release of 08/11/12). Holes K-12-20 and K-12-21 intercepted multiple zones with much higher concentrations of gold and copper than the Kerr deposit average.  Key observations of the Deep Kerr discovery are: strengthening intensity of alteration with depth; an increasing chalcopyrite-to-pyrite ratio; and gold and copper values increasing in tandem. The Deep Kerr opportunity is enhanced by its accessibility from the Sulphurets valley floor by way of an inclined tunnel, raising the potential for a lower cost block caving option which would also have significant environmental benefits.

The exploration of Deep Kerr will require long drill holes. To obtain maximum return on expenditures, tools including borehole geophysics, wedging, and directional steering will be employed in each hole. The first phase of exploration at Deep Kerr in 2013 will include drilling multiple intersections 300 to 400 meters down dip of the current resource at approximately 500 meters spacing. Once confirmation of the structure, alteration, and metal zoning geometries is in hand, optimization of higher density drilling required for resource definition will begin. The goal is to ensure that resource delineation drilling is focused on the area with potential for the most continuous and highest grades within the very large down dip projection of the Kerr Zone.

MCQUILLAN
Drilling at the McQuillan target in 2012 confirmed the presence of a distinct gold-copper porphyry mineralization system southeast of, and below, the Sulphurets deposit (see news release of 12/12/12). Magnetite-bearing potassic alteration and hydrothermal breccias with chalcopyrite and gold appear to indicate proximity to a possible core zone. A drill hole has been designed to be used as a “mother hole” from which additional “daughter holes” can be completed using directional drilling tools. The mother hole will be surveyed using multiple borehole geophysical tools to aid in identifying and locating magnetic and conductive sources associated with a core zone.  McQuillan could be exploited underground via a decline from either the Mitchell or Sulphurets valleys without significant changes to the current mine design.

IRON CAP
Deep drilling below the Iron Cap deposit in 2012 attempted to test the down plunge of the deposit for higher grade gold-copper core zone mineralization. The hole deviated substantially, and although it was mineralized for its entire length of 949.5 meters, this hole passed out of the plunge projection of the deposit and did not test the concept.  Two off-set holes are planned to pursue the down plunge projection. Borehole geophysical tools are expected to help explore the potential at Iron Cap effectively.  Both holes will utilize directional drilling tools to ensure correct hole alignment and provide opportunity for “daughter holes”.  Iron Cap is currently designed as an underground block cave mine; extending the deposit down plunge should therefore result in little change to the KSM project design.

CAMP ZONE
Discovered in 2012, the Camp Zone in the bottom of the Sulphurets Valley is interpreted as a preserved down thrown block of epithermal-style gold and silver occurrence.  This target has similarities to Pretium's neighboring Brucejack deposit (see news release of 16/01/13). To date, drilling has been widely spaced (150 to 300 meters) with just 13 holes within an area of approximately 400 meters by 1200 meters and a vertical range of 600 meters. The drill results can be characterized in two ways. First, the drilling cut broad envelopes of disseminated mineralization such as 98.7 meters of 2.1g/T gold and 2.5g/T silver; 81.0 meters of 1.4g/T gold and 8.9g/T silver; and 39.2 meters of 2.2g/T gold and 10.6g/T silver. These widths could be amenable to bulk mining. Second, drilling intersected discrete higher grade veins including17 quartz-carbonate vein zones averaging 1.6 meters in thickness, many with visible gold, averaging 16.9g/T gold and 80.2 g/T silver. These widths and grades are more akin to the nearby Brucejack occurrence. Drill testing is designed to provide confirmation of the controlling structural geometry and continuity of higher grade mineralization.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential of the targets to host large deposits with grades at multiples of the KSM project’s currently reported reserves; (ii) the targets representing either “core zone” deposits or, in the case of the Camp zone, a preserved down thrown block of epithermal-style gold and silver occurrence similar to Brucejack/Valley of the Kings; (iii) accessibility of potential deposits via underground incline or decline or their amenability to bulk mining and the benefits of using underground mining for such potential deposits; (iv) that exploration may confirm structure, alteration and metal zoning, increase shareholder value or indicate proximity to a core zone; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (viii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net